Exhibit 12.1

PINNACLE WEST CAPITAL CORPORATION

RATIO OF EARNINGS TO FIXED CHARGES

(dollars in thousands)

	Nine Months Ended September 30,	Twelve Months Ended December 31,
	2011	2010	2009	2008	2007	2006
Earnings:
Income from continuing operations attributable to common shareholders	$316,001	$324,688	$236,839	$259,871	$286,512	$269,988
Income taxes	176,229	160,869	138,551	95,231	144,673	125,878
Fixed charges	186,628	248,664	241,807	224,760	213,801	203,015
Total earnings	$678,858	$734,221	$617,197	$579,862	$644,986	$598,881

Fixed Charges:
Interest expense	$183,251	$244,174	$237,766	$220,223	$209,624	$199,527
Estimated interest portion of annual rents	3,377	4,490	4,041	4,537	4,177	3,488
Total fixed charges	$186,628	$248,664	$241,807	$224,760	$213,801	$203,015

Ratio of Earnings to Fixed Charges (rounded down)	3.63	2.95	2.55	2.57	3.01	2.94